(202) 274-2004	slanter@luselaw.com

VIA EDGAR

June 15, 2012

Mellissa Campbell Duru

Special Counsel

Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Mail Stop 4563

Washington, D.C. 20549-3628

Re:	Cryo-Cell International, Inc. (“Cryo-Cell”)
Preliminary Proxy Statement filed on Schedule 14A
Filed on June 8, 2012; File No. 0-23386

Dear Ms. Duru:

On behalf of Cryo-Cell International, Inc. (the “Company”) and in connection with the above-referenced filing, the following are responses to the comments received from the staff of the Securities and Exchange Commission by letter dated June 14, 2012.

Preliminary Proxy

General

1.	Revise the preliminary proxy statement and form of proxy to clearly mark them as “Preliminary Copies.” Refer to Rule 14a-6(e)(1).

The Notice of Annual Meeting, page 1 of the preliminary proxy statement and the form of proxy have been revised in response to the comment.

Ms. Melissa Duru

Securities and Exchange Commission

June 15, 2012

2.	Please include information as of the most reasonable practicable date. In this regard, please fill in all blanks and missing information. For example, please provide updated information as of the most reasonable practicable date as required by Item 4(b)(4) of Schedule 14A.

The disclosure throughout the preliminary proxy materials has been revised in response to the comment.

3.	If material, please describe contacts between the Board and the Choi participants from August 2011 through to the receipt of the notice to the company from the Choi participants on May 30, 2012.

We supplementally advise the staff that the Company and the Choi participants had no material communications between August 2011 and the receipt of the notice to the Company from the Choi participants on May 30, 2012.

4.	Provide the information required by Item 407(h) of Regulation S-K regarding the board leadership structure and role in risk oversight. Refer to Item 7(b) of Schedule 14A.

The disclosure on page 9 has been revised in response to the comment.

If You Hold Your Shares in “Street Name”, page 2

5.	In light of the contested nature of the solicitation, it is our understanding that brokers may not exercise discretionary authority to vote on any proposals to be voted on at the meeting. Please revise to indicate that brokers will not have discretionary authority to vote the shareholders’ shares of common stock on any of the proposals.

The disclosure on page 2 has been revised in response to the comment.

Proposal 1 - Election of Directors, page 3

6.	Please revise the biographical information of the nominees so that it complies with Item 401 of Regulations S-K. Refer to Item 7(b) of Schedule 14A. For example, revise Mr. Atala’s biography to disclose the dates Mr. Atala began his tenure as Director of the Wake Forest Institute for Regenerative Medicine and the W.H Boyce Professor and Chair of the Department of Urology. Also, clarify the dates Messrs. Portnoy served on the board of PartnerCommunity, Inc. For each director include a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

Ms. Melissa Duru

Securities and Exchange Commission

June 15, 2012

The disclosure on pages 4-6 has been revised in response to the comment.

Notice of Other Possible Nominations, page 6

7.	In light of the notice provided by Mr. Choi and his filing of preliminary proxy materials, please remove the word “possible” from the section header or advise. In this regard, also clarify the reference to the “purported[ ]” notice provided pursuant to the company’s advance notice provisions of the Company’s by-laws. If the participants are questioning the validity of the Choi participants’ notice, please revise to so state and provide the reasons therefor. We may have further comment.

The disclosure on page 6 has been revised in response to the comment. The Company is not questioning the validity of the Choi participants’ notice.

Security Ownership Of Certain Beneficial Owners and Management, page 14

8.	The narrative just prior to the table on page 14 indicates that the table provides certain information regarding beneficial ownership of your common stock as of June 7, 2012, whereas footnote 1 to the table indicates that you used information as of June 18, 2012 to make the relevant calculations. We note that you filed the preliminary proxy on June 8, 2012. Please advise and revise.

The disclosure on page 14 has been revised in response to the comment. We supplementally advise the staff that we will not mail our proxy materials prior to June 18, 2012, and if the number of outstanding shares changes as of such date prior to mailing, the Company will update the disclosure as necessary.

Summary Compensation Table, page 16

9.	Please supplement the disclosure in footnote 1 or provide a cross reference to disclosure commencing on page 18 where you disclose the amount of compensation the named executive officers are entitled to during the current fiscal year.

Footnote 1 on page 17 has been revised in response to the comment.

Ms. Melissa Duru

Securities and Exchange Commission

June 15, 2012

Certain Transactions, page 32

10.	In your response, please tell us how the reimbursement of Focus Financial Group and the engagement of PartnerCommunity, Inc. during fiscal 2011 complied with the March 4, 2008 policy that “the Company will not enter into any transaction or commercial relationship with any director, director nominee, executive officer or greater than 5% stockholder of the Company.”

We supplementally advise the staff that the Company believes that neither the reimbursement of Focus Financial Group nor the limited engagement of PartnerCommunity violated the Company’ Insider Transaction Policy (the “Policy”).

As disclosed in the proxy statement and in Note 17 of the Company’s financial statements included in its Annual Report on Form 10-K, the Company reimbursed Focus Financial Group approximately $349,506 for expenses that Focus Financial Group incurred on behalf of the Portnoy Group (of which it was a member) in connection with the Portnoy Group’s successful proxy contest in 2011 and in connection with litigation relating to the Company’s 2007 Annual Meeting. We note also that the reimbursement of these expenses was also disclosed in the proxy materials filed and distributed by the Portnoy Group in connection with the 2011 proxy contest.

The Company’s position is that the reimbursement of such expenses is not a “transaction” or “commercial relationship” of the type intended to be prohibited by the Policy. The Policy was adopted primarily in order to prevent engaging directors, officers and large stockholders of the Company as consultants or vendors to the Company. Such engagements are a frequent occurrence in industries where value is derived from technology and intellectual property, and the Policy was intended to eliminate potential of conflicts of interest and potential disputes over ownership of technological developments that can arise from such arrangements. Furthermore, the reimbursement of these expenses was approved by the Board of Directors of the Company, and, accordingly, the Company’s position is that reimbursement is a duly authorized and valid exception to the Policy. Finally, the Policy prohibits only transactions with individual directors, nominees, executive officers or 5% stockholders, but does not prohibit transactions with entities controlled by or affiliated with such individuals.

It is the Company’s position that the engagement of PartnerCommunity does not violate the Policy because the Policy prohibits only transactions with individual directors, nominees, executive officers or 5% stockholders, but does not prohibit transactions with entities controlled by or affiliated with such individuals. We also note that, although, the fees payable to PartnerCommunity during 2011 are not required to be disclosed pursuant to Item 404(a) of Regulation S-K because the fees do not exceed $120,000, the Company voluntarily disclosed these fees because the Company believes that disclosure of any transaction involving an officer or director constitutes best corporate governance practices, regardless of the fact that such a transaction is permitted under the Policy or is required to be disclosed pursuant to applicable regulations.

Ms. Melissa Duru

Securities and Exchange Commission

June 15, 2012

Solicitation of Proxies, page 33

11.	As noted in a prior comment, please clarify the disclosure to remove the suggestion that Mr. Choi may not solicit proxies for the annual meeting.

The disclosure on page 35 has been revised in response to the comment.

12.	Refer to Item 4(b)(3) of Schedule 14A. Revise to specify the “electronic means” you intend to use to solicit proxies. Additionally, please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The disclosure on page 35 has been revised in response to the comment.

The Company hereby confirms its understanding that that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

13.	Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

We advise the Staff that the Company does not plan to solicit proxies via internet chat rooms.

*        *        *        *

Ms. Melissa Duru

Securities and Exchange Commission

June 15, 2012

We trust the foregoing is responsive to the staff’s comments. We therefore request that the staff advise the undersigned at (202) 274-2004 or at slanter@luselaw.com as soon as possible if it has any further comments.

Sincerely,

/s/ Steven Lanter

Steven Lanter

cc:	David I. Portnoy